VENU

VENU HOLDING CORPORATION

NYSE AMERICAN: VENU



AUGUST 2025

Issuer Free Writing Prospectus Filed Pursuant to Rule 433 Registration Number 333-289800 [August 22, 2025]

VENU

FORWARD LOOKING STATEMENTS

Certain statements in this press release constitute "forward-looking statements" within the meaning of the federal securities laws. Words such as "may," "might," "will," "should," "believe," "expect," "anticipate," "estimate," "continue," "predict," "forecast," "project," "plan," "intend" or similar expressions, or statements regarding intent, belief, or current expectations, are forward-looking statements. While the Company believes these forward-looking statements are reasonable, undue reliance should not be placed on any such forward-looking statements, which are based on information available to us on the date of this release. These forward-looking statements are based upon current estimates and assumptions and are subject to various risks and uncertainties, including without limitation those set forth in the Company's filings with the SEC, not limited to Risk Factors relating to its business contained therein. Thus, actual results could be materially different. The Company expressly disclaims any obligation to update or alter statements whether as a result of new information, future events or otherwise, except as required by law.

VENU

FREE WRITING PROSPECTUS

This presentation highlights basic information about us and the proposed offering. Because it is a summary, it does not contain all of the information that you should consider before investing. We have filed a registration statement (including a prospectus) with the SEC for the offering to which this presentation relates. The registration statement has not yet become effective. Before you invest, you should read the prospectus in the registration statement (including the risk factors described therein) and other documents we have filed with the SEC for more complete information about us and the offering.

You may access these documents for free by visiting EDGAR on the SEC Web site at http://www.sec.gov. Alternatively, we or any underwriter participating in the offering will arrange to send you the prospectus if you contact ThinkEquity, Prospectus Department, 17 State Street, 41st Floor, New York, New York 10004, telephone: (877) 436-3673.

This presentation shall not constitute an offer to sell, or the solicitation of an offer to buy, nor will there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of such state or jurisdiction. The offering will only be made by means of a prospectus pursuant to a registration statement that is filed with the SEC after such registration statement becomes effective.

OFFERING SUMMARY

ISSUER:	VENU HOLDING CORPORATION
Proposed Listing	NYSE American: VENU
Expected Offering Size	$30,000,000
Securities Offered	Shares of Common Stock
Over-Allotment Option	15% (100% Primary Shares)
Use of Proceeds	• To fund a portion of the development costs of the Sunset McKinney and the Sunset Broken Arrow. • Working capital and other general corporate purposes.
Sole Book-Runner	ThinkEquity

Fan Founded. Fan Owned.

- **VENU Holding Corporation (NYSE American: VENU)** is a publicly traded developer, owner, and operator of upscale live music venues and premium hospitality destinations
- Redefining the concert experience by putting fans at the center—inviting them not just to attend, but to invest and own a piece of the experience
- Disrupting the traditional concert model with world-class venues in vibrant, often underserved markets. From open-air amphitheaters and luxury concert halls to curated dining and hospitality
- Operating campuses in Colorado and Georgia and new developments underway in Texas and Oklahoma

**Georgia campus features restaurant and intimate concert hall only.*



JW Roth is Founder, Chairman and CEO of VENU

- An entrepreneur with a passion for live music and premium experiences.
- Founder and CEO since the Company's inception in March 2017, became Chairman of the Board upon the Board's inception in 2021.
- Mr. Roth is also the Founder and Chairman of Roth Industries, LLC, a 200-ton per week prepared foods plant located in Colorado Springs, Colorado, which manages one of the most popular global health brands, Whole30.
- Additionally, Mr. Roth is the sole manager and 50 percent shareholder of Centennial Standard Real Estate Company, LLC and co-manager of Touch 4 Partners, LLC, a venture capital investment fund.



VENU

REIMAGINING THE ENTERTAINMENT INDUSTRY

The global live music market is projected to grow to $38.58 billion this year and to $62.59 billion by 2034.[1]

Concert ticket prices have nearly doubled over the past decade, and the trend has accelerated, with the average ticket for the top 100 tours in North America increasing more than 40% over the past five years to $135.88, according to Pollstar.[2]

We're constructing outdoor music venues that redefine the industry and trailblazing a unique concert experience with our Luxe FireSuites, which offer the option of ownership.

AS SEEN IN

The New York Times

THE WALL STREET JOURNAL.

billboard

VARIETY

POLLSTAR

venues

The Dallas Morning News

THE DENVER POST

1 Source: https://www.custommarketinsights.com/report/live-music-market/
2 Source: https://www.wsj.com/business/media/bulgogi-tacos-fire-pits-and-tequila-bars-concertgoers-shell-out-for-vip-treatment-cf1f6602

VENU IS LEADING DISRUPTION OF THE LONG-ESTABLISHED LIVE MUSIC AND LUXURY HOSPITALITY INDUSTRY

AVERAGE U.S. AMPHITHEATER VS SUNSET AMPHITHEATERS


HAYDEN HOMES AMPHI



AVERAGE AMPHITHEATER

- 40 Years Old
- Outdated Technology
- No premium seating options

40Y

THE AVERAGE LIFE OF AN AMPHITHEATER[1]

VIP

PREMIUM SELLING FASTEST

SUNSET AMPHITHEATERS

- State of the Art Sound & Lighting
- Multi-Seasonal Configuration
- Innovative heating technology
- Luxe FireSuites & Aikman Clubs

1 Internal analysis of publicly available Wikipedia data on notable U.S. amphitheaters (see Appendix for dataset).

What do we do?

We build premium, state-of-the-art live music venues through public-private partnerships.

How do we do what we do?

We work with municipalities to identify the economic impact our venue would have on their community, as we are a tide that lifts all boats.

COLORADO SPRINGS · BROKEN ARROW · McKINNEY TEXAS · EP TX

We then work with the municipality to create a development agreement (partnership) that leads to one of our state-of-the-art venues being built in their city.

How do we finance what we do?

- **40%** of financing comes from our municipality partners in each market; in the form of real estate, tax-incentives, and cash.
- **40%** of financing comes from the pre-sale of fractional ownerships in each venue.
  - Think of our amphitheaters like a condominium building, where each Luxe FireSuite is like a private condo, offering an exclusive and personalized experience.
- **20%** of the financing comes from the sale-leaseback of the real estate contributed by the municipality. In fact, this sale-leaseback typically generates a development profit.


20%
SALE-LEASEBACK OF REAL ESTATE
40%
MUNICIPALITY PARTNERS
40%
PRE-SALE OF FRACTIONAL OWNERSHIPS

What are the main components of revenue and operating expenses?

Revenue:

- **Tickets**, One-off Premium Ticket Experiences
- **Parking** – multiple options (i.e. Premium, etc.)
- **Concert Ticket Upgrades**
- **F&B**, Multiple options including premium
- **Concert Experience Packages** (i.e. Hospitality, Concierge, Merch and Hotel Partnerships)
- **Merch** (Artist)
- **Sponsorship** – Naming Rights, Category and Enterprise Opportunities
- **Partnerships** – Service Agreement Providers, etc.
- **Special Events** / Private Rentals
- **"Soft Ticket"** / Streaming
- **Venu's Premium Services**
- **Fan Engagement Platform**

Operating Expenses:

- **Talent** – Artist
- **Labor** (security, guest services, parking, box office, hospitality, Police/EMTs)
- **Production Cost** (Sound, Lights, Video, Stagehands)
- **Marketing** – Tickets, Experiences and Product
- **Facility Cost** (Utilities, insurance, tax, cleaning)
- **Licensing** (ASCAP, BMI, GMR, SESAC)

What are the economics of ticket sales, F&B, etc ?

Case Study: Ford Amphitheater

Ticket sales drive the business to cover show costs. We make money on ancillaries.

Average TOTAL Guest Spend: $140.72

- Average Ticket Price – **$85.50** (61%)
- Average F&B spend at Ford Amphitheater – **$22.64** (16.1%)
- Average Ticket Fees – **$17.10 est.** (12%)
- Average Parking – **$3.75** (2.6%)
- Merch - **$11.73** (8.3%)

Average Guest Spend



8.3%
Merch
2.6%
Parking
12%
Ticket Fees
F&B Spend
16.1%
61%
Ticket Price

The foregoing is for illustrative purposes only and is based upon estimates and assumptions that, while considered reasonable by VENU and its management, are inherently uncertain. The assumptions and estimates underlying the illustration are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the illustration. Accordingly, there can be no assurance that the prospective results are indicative of the prospective customer economics or that actual results will not differ materially from those presented in the illustration. Inclusion of the prospective customer economics in this Presentation should not be regarded as a representation by any person that the prospective customer economics will be achieved.

Retained Luxe FireSuite Projections

Comparison to Unit Economics with Retained FireSuites Showing High Operating Leverage and FCF Conversion

Average TOTAL Guest Spend: $344.50

- Average Ticket Price – est. **$250.00** (73%)
- Average F&B spend – **$32.00** (9%)
- Average Ticket Fees – **est $50.00** (14.4%)
- Average Parking – **$3.50** (1%)
- Merch - **$9.00** (2.6%)

Average Guest Spend


1%
Parking
2.6%
Merch
14.4%
Ticket Fees
9%
F&B Spend
73%
Ticket Price

The foregoing is for illustrative purposes only and is based upon estimates and assumptions that, while considered reasonable by VENU and its management, are inherently uncertain. The assumptions and estimates underlying the illustration are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the illustration. Accordingly, there can be no assurance that the prospective results are indicative of the prospective customer economics or that actual results will not differ materially from those presented in the illustration. Inclusion of the prospective customer economics in this Presentation should not be regarded as a representation by any person that the prospective customer economics will be achieved.

Live Entertainment Specialist with a Unique Concept

- Operating partners focusing on volume and market share, not reinvestment for artist and guest experience improvement.

AEG PRESENTS

- Overdelivering in underserved markets
- Curating market experience vs blanket model across the country
- We understand the shortfalls the industry has and have the experience, intent, plan to fix those friction points for the fans.
- Sports teams (MLB, NFL, etc.) have understood the demand and the benefits of reshaping and reimagining venues.

  However, the music industry has lagged behind. Until now – VENU has stepped up where others haven't and is leading the way!



OPPORTUNITY FOR DIVERSIFICATION AND INCREMENTAL GROWTH ACROSS AUXILIARY REVENUE STREAMS

VENU PARTNERS & SPONSORS

billboard

GIANT NOISE

CONNECT PARTNERSHIP GROUP



VENU has an exclusive partnership with NFL Hall of Famer and founder of EIGHT Elite Light Beer, **Troy Aikman**, in the premium, memerbship-based **Aikman Club**, integrated within the Texas and Oklahoma Sunset Amphitheaters.

AEG PRESENTS

Ford

axs

aramark SPORTS + ENTERTAINMENT

EIGHT ELITE LIGHT BEER

AIKMAN CLUB

COLORADO SPRINGS OLYMPIC CITY USA

McKINNEY TEXAS Unique by nature.

BROKEN ARROW Where opportunity lives

EP TX CITY OF EL PASO

KAISER PERMANENTE

Coca-Cola

JACK DANIEL'S

Budweiser

Air Academy CREDIT UNION

FORD AMPHITHEATER

Overview & Achievements

- **Nominated for Best New Venue of the Year** 2024 by Pollstar
- **Sold Luxe FireSuite Investments in a record 22 weeks**, prompting to add additional investment opportunities.
    - Increased from 60 to 92 suites to meet strong demand.
- **Booked in Partnership with Industry Leader AEG Presents**



- **Venue Features:**
    - 92 8-person Luxe FireSuites
    - 40 Terrace- Level 8-person Luxe FireSuites
    - Two Elevated Owners' Clubs
    - Roth's Sea & Steak (opening fall 2025)
    - Unparalleled Views of America's Mountain, Pikes Peak
    - Premium Food and Beverage and In-Suite Service
- **Inaugural Season in 2024 (August through October)**
    - **20 Shows**
    - Sold **over 97,000 tickets**
    - Average of **$156 per fan**
    - Gross receipts at Ford Amphitheater totaled **$15.2 million**, inclusive of ticket sales, concessions, ticketing fees, premium upgrades, as well as other receipts, which were subject to the split with AEG.
- **2025 Highlights (Season-to-Date through June 30, 2025)**
    - Shows: 10
    - Gross Receipts: **$4.7M** (ticket sales, concessions, ticketing fees, premium upgrades, other receipts — before AEG split).
    - Attendance: **35,000+** total; average ticket price: $135.

TAKING ADVANTAGE OF A GROWING TAM IN UNDERSERVED MSAS WITH STRONG POPULATION GROWTH

Core Market Criteria:

- Minimum 1M+ addressable population
- Municipal alignment on outdoor amphitheater vision
- Municipal cost participation target: 30–40%
- High recent Growth (New residential builds)
- Disposable income for premium offerings
- High Net Worth Density for investor pool
- Proven demand for premium suites
- No competing venue in the market
- Gaps in Capacity level and Routing
- Top DMA in terms of sponsorship and partnership interest

Site Location Requirements:

- Incentive packages and municipal partnerships
- 100K+ daily visibility (ideal for sponsorship value)
- Shared, controlled parking (municipality-provided)
- Efficient ingress/egress (drain venue in 30 minutes)
- Noise sensitivity to nearby residential areas



Typical Development Timeline:

1. **Market Selection**
   Assess market and establish agreement with Municipality
   6-12 months

2. **Entitlement**
   90-120 days

3. **Design**
   5 months

4. **Construction**
   14-16 months

VENUE OPENING DATES



2017

- Bourbon Brothers Smokehouse & Tavern, CO



2019

- Bourbon Brothers Presents, CO



2023

- Bourbon Brothers Smokehouse & Tavern, GA
- Bourbon Brothers Presents, GA



2024

- Ford Amphitheater, CO



2025[1]

- Roth's Sea & Steak, CO
- Brohan's, CO
- Notes Hospitality Collection, CO



2026[1]

- Sunset Amphitheater[2]:
  - McKinney, TX
  - El Paso, TX
  - Tulsa, OK
- The Hall at Bourbon Brothers, Centennial, CO



2027[1]

- Sunset Amphitheater[2]:
  - Houston, TX

[1] Anticipated activity across 2025-2027. [2] Sunset Amphitheaters are subject to change once the naming rights have been sold.
*Oklahoma City timeline to be determined.

ROBUST AND IDENTIFIABLE DEVELOPMENT PIPELINE

VENU'S EXPANSION MAP



Roth's Sea & Steak

- Colorado Springs, CO *projected to open in Fall of 2025*

Bourbon Brothers Smokehouse and Tavern

- Colorado Springs, CO
- Gainesville, GA
- Centennial, CO *projected to open second quarter of 2026*

The Hall at Bourbon Brothers

- Colorado Springs, CO
- Gainesville, GA
- Centennial, CO *projected to open second quarter of 2026*

Ford Amphitheater

- Colorado Springs, CO

Sunset Amphitheaters

- McKinney, TX (Dallas Market) *projected to open third quarter of 2026*
- El Paso, TX *projected to open fourth quarter of 2026*
- Broken Arrow, OK (Tulsa Market) *projected to open in Summer of 2026*
- Houston, TX *projected to open in 2027*
- Oklahoma City, OK *TBD*

Summary of Current Development Pipeline:

LOCATION	CAPACITY	EST. DELIVERY	STATUS
AMPHITHEATERS:			
McKinney, TX	20,000	Q3 2026	Under construction as of July 14, 2025
Tulsa, OK	12,500	Summer 2026	Under construction as of January 2025
El Paso, TX	12,500	Q4 2026	In design, groundbreaking planned for late 2025
Houston, TX	12,500	2027	Final negotiations with municipality
Oklahoma City, OK	12,500	TBD	To be determined
EVENT & HOSPITALITY CENTERS:			
Centennial, CO	2,000	Q2 2026	Expected to complete purchase late Summer 2025

Annual Earnings Reports

Total Revenue

- Q2 2025: $4.49M — up 7% ($312K) from $4.18M in Q2 2024.
- Growth Driver: Ford Amphitheater was fully operational in Q2 2025 (vs. not yet open in Q2 2024).

Assets & Capital Investments

- Total Assets
  - FY 2024: $178.4M (+114% YoY).
  - Q1 2025: $212.9M (+19% from Dec 2024).
  - Q2 2025: $242.0M (+36% or $63.6M from Dec 2024).
- Property & Equipment
  - FY 2024: $137.2M (+138% YoY).
  - Q1 2025: $182.9M (+33% from Dec 2024).
  - Q2 2025: $199.2M (+45% or $62.0M from Dec 2024).

Luxe FireSuite & Aikman Club Sales

- 2024 Total Sales: $77.7M — a 250% increase from $22.2M in 2023.
- Q1 2025: $38.7M.
- Q2 2025: $61.3M YTD — up 34% ($15.5M) from $45.8M YTD as of June 30, 2024.

VENU's unique ownership pathways - traditional cash investments, structures financing and triple net (NNN) leaseback program brought both direct through the VENU team and through a strong partnership with Sands Investment Group.

LEADERSHIP TEAM



J.W. ROTH, a fifth-generation Colorado native, is the Founder, Chairman and CEO of VENU. Mr. Roth has been with the Company since its inception in March 2017 in his current role of Founder and CEO. Mr. Roth became Chairman of the Board upon the Boards inception on April 5, 2021. Mr. Roth is also the Founder and Chairman of Roth Industries, LLC, an 85-ton per week prepared foods plant located in Colorado Springs, Colorado.

Additionally, Mr. Roth is the sole manager and 50 percent shareholder of Centennial Standard Real Estate Company and co-manager of Touch 4 Partners, LLC, a venture capital investment fund. Mr. Roth has been featured in such publications as the New York Times, VenuesNow, Billboard Magazine, Wall Street Journal, Fortune Magazine, and more than 50 business journals throughout the United States.

He's made multiple appearances on CNBC and Bloomberg Television and was named to the Venues Now 2022 All-Stars List.



HEATHER ATKINSON, a seasoned finance executive with more than 25 years of experience, has been with VENU since its 2017 inception. As Chief Financial Officer, Secretary, and Treasurer since 2021, Heather plays a crucial role in the financial stewardship of the company.

Her extensive background in accounting, finance, SEC reporting, mergers and acquisitions, and international accounting has been pivotal in shaping VENU's financial strategy. Heather is a licensed CPA and holds a Bachelor of Science degree in Accounting from Evangel University.



WILL HODGSON, Chief Operating Officer since 2024, is President of Venues and is responsible for driving the company's strategic growth and overseeing all day-to-day operations. With more than 25 years of experience in the live music industry, Will's career began in investment banking before transitioning to the concert and hospitality business.

His decades of experience spans across many sectors of entertainment, getting a start early on with Front Gate Tickets in Austin, Texas, where he contributed to ticketing solutions for high-profile festivals such as Austin City Limits Music Festival and Lollapalooza, as well as numerous independent venues nationwide. Will spent 15 years at leading entertainment company, Live Nation, where he served as head of House of Blues Entertainment. Under his leadership, he drove significant revenue growth and established strategic direction for dozens of iconic venues.



TERRI LIEBLER is President of VENU's Growth and Strategy. She has been part of the sports and entertainment industry for more than 30 years. Most recently, she was Senior Vice President within the Media and Sponsorships Division at Live Nation Entertainment where she specialized in maximizing revenue via new product innovation, strategic planning, and facilitating solutions for internal processes. Terri's tenure with Live Nation spans more than 22 years working across both US and international venue and festival platforms, while also leading Live Nation's relationships with numerous venue partners' sponsorship organizations.

Previously, she was part of the NBA Seattle SuperSonics' and San Antonio Spurs' front offices, and the 1996 Olympics' Premium Seat operations team in Atlanta, GA. Throughout her career, Terri has helped to open more than 100 major sports and entertainment venues across the country including legendary venues like the Key Arena in Seattle, Washington, now Climate Pledge Arena; House of Blues; the iconic Fillmore properties in San Francisco, California; and the San Antonio Alamodome.



TOM ASHLEY is the President of VENU's Real Estate and Development, and leads the acceleration of VENU's nationwide expansion, reflecting the company's commitment to growth in key markets across the country. Drawing on his extensive background in commercial banking and management, Ashley brings expertise in commercial financing, real estate transactions, relationship building, and leadership to VENU as the company continues to scale its operations. In his role, Ashley will oversee all real estate acquisitions, construction financing and project developments, and will also shepherd a three-year exclusive expansion agreement with Ryan LLC, which is tasked with delivering eight new strategic markets annually nationwide.

Ashley previously served as the CEO of High-Altitude Equipment in Colorado Springs and, before that, held executive leadership roles at two regional banking institutions across Colorado and Kansas.

VENU HOLDING CORPORATION AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(in US Dollars)

	As of June 30, 2025	As of December 31, 2024
ASSETS	*Unaudited*	*Audited*
Current assets		
Cash and cash equivalents	$37,431,978	$37,969,454
Inventories	194,117	225,283
Prepaid expenses and other current assets	1,242,140	850,951
Total current assets	38,868,235	39,045,688
Other assets		
Property and equipment, net	199,201,653	137,215,936
Intangible assets, net	177,917	211,276
Operating lease right-of-use assets, net	1,174,192	1,351,600
Investment in EIGHT Brewing	1,999,999	-
Investment in related parties	555,262	550,000
Security and other deposits	68,265	43,015
Total other assets	203,177,288	139,371,827
Total assets	**$242,045,523**	**$178,417,515**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Accounts payable	$4,501,312	$7,283,033
Accrued expenses	6,808,828	3,556,819
Accrued payroll and payroll taxes	156,709	262,387
Deferred revenue	1,888,889	1,528,159
Current portion of convertible debt	-	9,433,313
Current portion of operating lease liabilities	363,937	364,244
Current portion licensing liability	223,333	-
Current portion of long-term debt	337,938	2,101,501
Total current liabilities	14,280,946	24,529,456
Long-term portion of operating lease liabilities	842,775	1,020,604
Long-term licensing liability and other liabilities	8,483,056	7,950,000
Long-term convertible debt	2,990,175	-
Long-term debt, net of current portion	41,480,226	14,100,217
Total liabilities	**$68,077,178**	**$47,600,277**
Commitments and contingencies - See Note 14		
Mezzanine Equity		
Contingently Redeemable Convertible Cumulative Series B Preferred Stock, $0.001 par-675 authorized,	$10,125,000	$-
675 issued and outstanding at June 30, 2025		
Stockholders' Equity		
Preferred stock, $0.001 par - 5,000,000 authorized, none issued or outstanding	-	-
Series A Preferred Stock, $0.001 par - 4,750,000 authorized, none issued outstanding at June 30, 2025	-	-
Common stock, $0.001 par - 144,000,000 authorized, 40,080,292 issued and outstanding at	40,080	37,472
June 30, 2025 and 37,471,465 issued and outstanding at December 31, 2024		
Class B common stock, $0.001 par - 1,000,000 authorized, 379,990 issued and outstanding at	379	379
June 30, 2025 and December 31, 2024		
Additional paid-in capital	168,490,516	144,546,368
Accumulated deficit	(76,842,171)	(47,361,208)
	$91,688,804	$97,223,011
Treasury Stock, at cost - 276,245 shares at June 30, 2025 and December 31, 2024	(1,500,076)	(1,500,076)
Total Venu Holding Corporation and subsidiaries equity	$90,188,728	$95,722,935
Non-controlling interest	73,654,617	35,094,303
Total stockholders' equity	**$163,843,345**	**$130,817,238**
Total liabilities and stockholders' equity	**$242,045,523**	**$178,417,515**

PRE-OFFERING CAP TABLE

As of August 14, 2025	
Shares of Common Stock[1]	40,691,221
Common Stock underlying convertible notes[2]	200,000
Series B Preferred Stock (As Converted)[3]	675,000
Options (WAEP: $10.00)	2,500,000
Warrants (WAEP: $8.33)	7,256,032
Fully Diluted Shares Outstanding	**51,322,253**

1 Includes 40,311,231 common shares and 379,990 shares of class B non-voting shares

2 Represents shares of common stock that may be issued for payments of principal upon conversion of promissory notes in the aggregate principal amount of $2.0 million issued in April and May 2025 with a conversion price of $10 per common share.

3 Represents 675,000 shares of common stock issuable upon conversion of 675 shares of Series B 4% Cumulative Convertible Preferred Stock, based on a stated conversion ratio of 1,000 common shares per preferred share. Venu may cause the conversion of shares of Series B Preferred Stock into shares of Common Stock at $15.00 per share (subject to certain adjustments) if the last closing trade price for the Common Stock on NYSE American during twenty (20) trading days out of any thirty (30) consecutive trading day period has been at or above $20.00 per share.

Development Costs

12,500 Seat Amphitheater

- Entitlement: **$1.3MM**
- Land: **Conveyed**
- Design: **$3.4MM**
- Utilities: **$1.05MM**
- Owner Supplied Items: **$6.9MM**
- Construction: **$111MM** (Amp only)

20,000 Seat Amphitheater

- Entitlement: **$2.3MM**
- Land: **Conveyed**
- Design: **$8.6MM**
- Utilities: **$1.05MM**
- Owner Supplied Items: **$8.5MM**
- Construction: **$148MM** (Amp only)

VENU INVESTMENT HIGHLIGHTS

VENU

- VENU is Leading Disruption of The Long-established Live Music and Luxury Hospitality Industry
- Taking Advantage of a Growing TAM in Underserved MSAS with Strong Population Growth
- Established Developer and Operator with Proven Track Record and Operational MOAT
- Leading Technical and Industry Experience Supports Significant Barriers to Entry
- Robust and Identifiable Development Pipeline
- Highly Attractive Unit Economics and Cash Flow Generative Model
- Opportunity for Diversification and Incremental Growth Across Auxiliary Revenue Streams
- Innovative financing model leveraging fractional ownership, public–private partnerships, and sale–leasebacks. Innovative financing model leveraging fractional ownership, public–private partnerships, and sale–leasebacks.


BUILT
TOUGH

BCA-STUDIOS
ARCHITECTS



APPENDIX



FORD AMPHITHEATER LINEUP

2024
AUG – OCT

- **OneRepublic**
- The Beach Boys
- Walker Hayes
- Iration And Pepper
- **Lauren Daigle**
- Primus
- John Fogerty
- **Dierks Bentley**
- **Robert Plant & Alison Krauss**
- Jim Gaffigan
- **Pentatonix**
- Cage the Elephant
- Barenaked Ladies
- Steve Miller Band
- for KING + COUNTRY
- Foreigner
- Ivan Cornejo
- Godsmack

2025
MAY – JUNE 30

- Jason Isbell and the 400 Unit
- Seether
- Dwight Yoakam
- **Leon Bridges**
- **The Black Keys**
- Louis C.K.
- Ryan Bingham and The Texas Gentlemen
- Three 6 Mafia & Yelawolf
- **Old Dominion**
- Dirty Heads

NOTABLE VENUES IN THE U.S.[1]

VENUE	LOCATION	YEAR OPENED[2]	CAPACITY[3]
Red Rocks Amphitheatre	Morrison, CO	1941	9,525
Hollywood Bowl	Los Angeles, CA	1922	17,500
The Fillmore	San Francisco, CA	1912	1,200
Madison Square Garden	New York, NY	1968	20,000
Ryman Auditorium	Nashville, TN	1892	2,362
The Tabernacle	Atlanta, GA	1996	2,600
First Avenue	Minneapolis, MN	1970	1,550
9:30 Club	Washington, D.C.	1980	1,200
Jay Pritzker Pavilion	Chicago, IL	2004	11,000
Tanglewood	Lenox, MA	1937	5,700
Shoreline Amphitheatre	Mountain View, CA	1986	22,000
Saratoga Performing Arts Center (SPAC)	Saratoga Springs, NY	1966	25,200
Jones Beach Theater	Wantagh, NY	1952	15,000
Alpine Valley Music Theatre	East Troy, WI	1977	37,000
Blossom Music Center	Cuyahoga Falls, OH	1968	19,200
Merriweather Post Pavilion	Columbia, MD	1967	19,319
Apollo Theater	Harlem, NY	1934	1,500
The Crosby Theatre	Santa Fe, NM	1998	2,232
Beacon Theatre	New York, NY	1929	2,894
The Gorge Amphitheatre	George, WA	1986	19,000
Sphere	Las Vegas, NV	2023	17,600

1 Wikipedia
2 Year opened after latest renovation
3 Estimates


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